September 14, 2012

Via Electronic Transmission

Elizabeth G. Osterman
Associate Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:BroadSouth Exchange-Traded Fund Trust, et al. (File No. 812-14073) Request for Withdrawal of Application

Dear Ms. Osterman,

On August 29, 2012, BroadSouth Funds Trust filed an application for an order under Section 6(c) of the Investment Company Act of 1940 (the Act) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the Application).

BroadSouth Funds Trust hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. Should you have any questions, please call me at
(917) 284-7502.

Sincerely,


s Mario Felipe Campuzano Ochoa
Mario Felipe Campuzano Ochoa